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                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*
                                             --

                               CONMED CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   207410101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JEROME J. LANDE
                             MMI INVESTMENTS, L.P.
                              152 West 57th Street
                            New York, New York 10019
                                 (212) 586-4333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 13, 2004
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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                                                                    Page 2 of 9

1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    MMI Investments, L.P.
    I.R.S. Identification No.: 141810589
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    926,814
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    926,814
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     926,814
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------



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                                                                    Page 3 of 9

1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    MCM Management, LLC
    I.R.S. Identification No.: 141814578
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    AF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    926,814
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    926,814
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     926,814
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------





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                                                                    Page 4 of 9

ITEM 1.  SECURITY AND ISSUES

         This Amendment No. 2 to Schedule 13D (this "Statement") relates to the Common Stock, Par Value $.01 Per Share (the "Common Stock"), of CONMED Corporation, a New York corporation (the "Issuer"), the principal executive offices of which are located at 525 French Road, Utica, New York 13502. This Amendment No. 2 amends and restates in full as set forth below Items 3, 5 and 6 of the Schedule 13D as originally deemed filed on May 6, 2003 ("Original
Schedule 13D"), and as amended by Amendment No. 1, filed on October 29, 2003. Terms not defined in this Amendment No. 2 shall have the respective meanings given to such terms in the Original Schedule 13D. This Amendment No. 2 also includes Item 7 for purposes of incorporating by reference a previously filed exhibit.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The total purchase price (including brokerage commissions) of the 926,814 shares of Common Stock (the "Shares") purchased by MMI Investments was $17,500,022, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions.

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                                                                    Page 5 of 9


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) Based on 29,725,874 shares of Common Stock outstanding as of May 6, 2004 as reported in the Issuer's Quarterly Report on Form 10-Q filed May 7, 2004, the Shares owned by MMI Investments represent approximately 3.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

     Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

     (c) Except for the open market sales of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

     (d) No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

     (e) The Reporting Persons ceased to be the beneficial owner of more then 5% of the Common Stock of the Issuer on July 13, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares of the Issuer owned by MMI Investments. Other than as described in Item 3 of this Statement (and the Joint Filing Agreement filed as an Exhibit to the Original Schedule 13D) there are no contracts, arrangements or understandings between the reporting persons or between either of the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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                                                                    Page 6 of 9

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date:  July 16, 2004

                                   MMI INVESTMENTS, L.P.

                                   By:  MCM Management, LLC
                                        General Partner

                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President

                                   MCM MANAGEMENT, LLC


                                   By:  /s/ JEROME J. LANDE
                                        ------------------------------
                                        Jerome J. Lande
                                        Vice President




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                                                                    Page 7 of 9

                                   SCHEDULE I

                          MCM MANAGEMENT, LLC ("MCM")

                     Voting Members and Executive Officers

  NAME AND BUSINESS ADDRESS         POSITION AND PRINCIPAL OCCUPATION

John S. Dyson                      Voting Member and Chairman of MCM;
152 West 57th Street               Voting Member and Chairman of Millcap
New York, New York 10019            Advisors, LLC ("Millcap"), a Delaware
                                    limited liability company, 152 West 57th
                                    Street, New York, New York 10019

Clay B. Lifflander                 Voting Member and President of MCM;
152 West 57th Street               Voting Member and President of Millcap
New York, New York 10019

Alan L. Rivera                     Voting Member, Executive Vice President,
152 West 57th Street                 and Secretary of MCM;
New York, New York 10019           Voting Member, Executive Vice President,
                                     Chief Financial Officer and General Counsel of Millcap




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                                                                    Page 8 of 9


                                  SCHEDULE II

                      OPEN MARKET SALES BY MMI INVESTMENTS
                            DURING THE PAST 60 DAYS

Trade Date                  Number of Shares             Price/Share
 06/16/04                        24,500                    $ 26.52
 06/17/04                        25,000                      26.52
 06/18/04                        60,000                      26.73
 06/21/04                        30,000                      26.78
 06/23/04                         8,093                      26.52
 06/24/04                         5,857                      26.53
 06/25/04                           478                      26.52
 06/28/04                        50,000                      26.77
 06/29/04                        70,000                      27.17
 06/30/04                        12,011                      27.55
 07/01/04                           900                      27.53
 07/02/04                         4,076                      27.00
 07/06/04                        41,727                      26.56
 07/07/04                        23,775                      26.78
 07/08/04                         1,950                      27.01
 07/09/04                           500                      26.50
 07/13/04                       531,458                      24.95
 07/14/04                        20,000                      24.01
 07/15/04                        43,496                      24.37
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                                                                    Page 9 of 9


                                  EXHIBIT INDEX


NUMBER                                   DESCRIPTION

1. Joint Filing Agreement dated as of May 5, 2003, by and between MMI Investments and MCM (incorporated by reference to Exhibit No. 1 to the Original Schedule 13D).